中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

RESIGNATION OF DIRECTOR

The board (the "Board") of directors (the "Directors") of China Southern Airlines Company Limited (the "Company") and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

The Board announces that it received a letter of resignation from Mr. Liu Shao Yong on 12 December 2008 in respect of his directorship with the Company with effect from the same date due to his recent job arrangement. Accordingly, Mr. Liu also ceased to serve as the Chairman of the Board, member of the Strategic Decision Committee and the chairman and member of the Nomination Committee. Mr. Liu Shao Yong confirmed that he has no disagreement in all aspects with the Company and there is no matter relating to his resignation that should be brought to the attention of the holders of securities of the Company. The Board would like to express its sincere appreciation to Mr. Liu Shao Yong for his contribution to the Company in the past years.

Pursuant to the Articles of Association of the Company, Mr. Li Wen Xin (Director) has been elected jointly by more than half of the Directors to assume such duties until the Board elects a new Chairman. Given the resignation of Mr. Liu Shao Yong, the Board now comprises 10 members, which is in compliance with the relevant PRC laws and regulations. The Company will consider to either amend the Articles of Association of the Company to reduce the size of the Board or to elect an additional Director in due course in order to comply with the requirement for the number of Directors under the Articles of Association of the Company. During this period, the operation of the Board will not be affected by the above arrangement and the Board will continue to discharge its duties according to the relevant rules and regulations.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
12 December 2008

As at the time this announcement is issued, the directors of the Company include Li Wen Xin, Wang Quan Hua, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors.